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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

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                                AMENDMENT NO. 11


                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                         HERBALIFE INTERNATIONAL, INC.
                           (Name of Subject Company)

                         HERBALIFE INTERNATIONAL, INC.
                       (Name of Person Filing Statement)

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                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                              426908208 (CLASS A)
                              426908307 (CLASS B)
                     (CUSIP Number of Class of Securities)

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                                CHRISTOPHER PAIR
                           EXECUTIVE VICE PRESIDENT,
                     CHIEF OPERATING OFFICER AND SECRETARY
                         HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-1501
                                 (310) 410-9600
          (Name, Address and Telephone Number of Person Authorized to
    Receive Notice and Communications on Behalf of Person Filing Statement)

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                                   COPIES TO:

            ANTHONY T. ILER, ESQ.                     JOHN M. NEWELL, ESQ.
             IRELL & MANELLA LLP                        LATHAM & WATKINS
      333 SOUTH HOPE STREET, SUITE 3300        633 WEST FIFTH STREET, SUITE 4000
        LOS ANGELES, CALIFORNIA 90071            LOS ANGELES, CALIFORNIA 90071
                (213) 620-1555                           (213) 485-1234


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     The Company hereby amends and supplements its Schedule 14D-9, filed September 17, 1999 (as amended, the "Schedule 14D-9"), as set forth in this Amendment No. 11. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended.


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Item 7(a) of the Schedule 14D-9 is hereby amended as follows:

     Insert the following paragraph immediately before the discussion set forth in "SPECIAL FACTORS - RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER" on page 10 of the Offer to
Purchase:

     On April 7, 2000, Herbalife, Mr. Hughes and his related entities entered into Amendment No. 1 to Agreement and Plan of Merger, extending such date to April 14, 2000.

     The fifth full paragraph on page 43 of the Offer to Purchase, under the heading "THE TENDER OFFER - 10. THE MERGER AGREEMENT", is replaced in its entirety with the following:

     (i) if the Merger shall not have been consummated on or prior to April 14, 2000; provided, however, that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or prior to such date; or

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HERBALIFE INTERNATIONAL, INC.

                                          By: /s/ CHRISTOPHER PAIR

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                                            Name:  Christopher Pair
                                            Title: Executive Vice President,
                                                   Chief Operating Officer and
                                                   Secretary


Dated: April 11, 2000